As filed with the Securities and Exchange Commission on June 14, 1999
                                         REGISTRATION STATEMENT NO. 333-59563

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                          NIELSEN MEDIA RESEARCH, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                   06-1450569
    (State or other jurisdiction                        (I.R.S. Employer
  of incorporation or organization)                  Identification Number)

                                 299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 708-7500
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                   ----------

                             STEPHEN J. BOATTI, ESQ.
                  SENIOR VICE PRESIDENT AND CHIEF LEGAL OFFICER
                          NIELSEN MEDIA RESEARCH, INC.
                           299 PARK AVENUE, 22ND FLOOR
                            NEW YORK, NEW YORK 10171
                                 (212) 708-7004
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                 With Copies to:
      MICHAEL D. NATHAN, ESQ.                  ROBERT E. BUCKHOLZ, JR., ESQ.
    SIMPSON THACHER & BARTLETT                      SULLIVAN & CROMWELL
       425 LEXINGTON AVENUE                          125 BROAD STREET
      NEW YORK, NEW YORK 10017                   NEW YORK, NEW YORK 10004
          (212) 455-2538                             (212) 558-3876

                                   ----------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                   ----------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

PROSPECTUS (Subject to Completion)
Issued May June __, 1999

                                  $150,000,000

                             NIELSEN MEDIA RESEARCH

                               __% NOTES DUE 2009

                                   ----------

                     Interest payable on _______ and _______

                                   ----------

   NIELSEN MEDIA RESEARCH, INC. MAY REDEEM ANY OF THE NOTES AT THE REDEMPTION
      PRICES DESCRIBED IN THIS PROSPECTUS. SEE "DESCRIPTION OF THE NOTES".

                                   ----------

                     PRICE __% AND ACCRUED INTEREST, IF ANY

                                   ----------

                                          UNDERWRITING
                     PRICE TO             DISCOUNTS AND              PROCEEDS TO
                      PUBLIC               COMMISSIONS                 COMPANY

Per Note ..........       %                      %                           %
Total .............    $                      $                          $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the Notes to purchasers on June __, 1999.


                                   ----------

MORGAN STANLEY DEAN WITTER                                 CHASE SECURITIES INC.

June __, 1999


          THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                TABLE OF CONTENTS

                                                                            PAGE

The Company .............................................................      3
Use of Proceeds .........................................................     10
Capitalization ..........................................................     11
Selected Financial Data and Pro Forma
  Information ...........................................................     12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ............................................................     15
Factors That May Affect Future Results;
  Forward Looking Statements ............................................     20
Description of the Notes ................................................     21
Underwriters ............................................................     30
Validity of the Notes ...................................................     31
Experts .................................................................     31

     You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this Prospectus. We are offering to sell the Notes, and seeking offers to buy the Notes, only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sales of the Notes.


                       WHERE YOU CAN FIND MORE INFORMATION

     As required by the Securities Act of 1933, we filed a Registration Statement (No. 333-59563) relating to the Notes offered by this Prospectus with the Securities and Exchange Commission. This Prospectus is a part of that Registration Statement, which includes additional information.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can also request copies of the documents upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus. We incorporated by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

     o Annual Report on Form 10-K for the year ended December 31, 1998, filed with the SEC on March 29, 1999; and

     o Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed with the SEC on May 17, 1999.

     All documents we file pursuant to Section 13(a), 13(c), 14 or 14(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and before the later of (1) the completion of the offering of the Notes and (2) the date we stop offering the Notes pursuant to this Prospectus shall be incorporated by reference in this Prospectus from the date of filing of such documents. Information that we file later with the SEC will automatically update information in this Prospectus. In all cases, you should rely on the later information over different information included in this Prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

       Chief Legal Officer
       Nielsen Media Research, Inc.
       299 Park Avenue
       New York, New York 10171
       (212) 708-7004

                                   THE COMPANY

GENERAL

     Nielsen Media Research, Inc. (the "Company" or "Nielsen Media Research") is the leading source of television audience measurement and related services in the United States and Canada. Customers have used Nielsen Media Research's television audience research information in the United States for nearly 50 years. Through its core ratings business, the Company estimates television audience size and demographics and reports this and related information to a diverse customer base on a subscription basis. Customers include advertisers, advertising agencies, broadcast networks, cable networks, program syndicators, cable operators, sports organizations, television stations and station representatives. The Company's ratings serve as the "currency" for national and local television advertising. In 1998, advertisers spent approximately $44 billion in the United States on national and local television advertising, according to McCann-Erickson Worldwide, to bring a variety of advertising messages to approximately 99 million U.S. television households. The Company offers rating services in four principal areas: (i) National Ratings Services;
(ii) Local Ratings Services; (iii) U.S. Hispanic Ratings Services; and (iv) Canadian Ratings Services. The Company also offers services that enable advertisers to manage their media spending by linking television ratings to commercial occurrences, and that provide Internet and Web page usage analysis to the expanding interactive media industry.

     Until June 30, 1998, the business of Nielsen Media Research was operated as part of Cognizant Corporation ("Cognizant") which also included the business of IMS Health Incorporated ("IMS Health"). On June 30, 1998, Cognizant (which is now the Company) distributed to all holders of its common stock the shares of IMS Health, which was a wholly-owned subsidiary of Cognizant and became an independent public company (the "Distribution"). As a result of the Distribution, the sole business of the Company is the business of Nielsen Media Research. Because of the relative significance of IMS Health's business to Cognizant, IMS Health was treated as the "accounting successor" to Cognizant and the financial statements of the Company have been prepared on a stand-alone basis. In connection with the Distribution, the Company incurred $300 million of indebtedness from third parties, the proceeds of which were used by Cognizant to repay existing intercompany liabilities to certain entities included in IMS Health.

     Prior to November 1, 1996, Cognizant was owned by The Dun & Bradstreet Corporation ("D&B"). D&B had acquired the Company as a part of A.C. Nielsen Company in 1984. Cognizant began operating as an independent public company on November 1, 1996 as a result of its spin-off from D&B. For additional information on the relationship between Nielsen Media Research and IMS Health, see Part I--Item 1-- "Relationship between the Company and IMS Health" in the Company's 1998 Annual Report on Form 10-K.

STRATEGY

     The Company's strategic goal is to be the acknowledged worldwide leader in satisfying the media industry's needs for high quality information which defines the value of media and for services which enable its customers and the marketplace to operate more effectively.

     The Company's strategy has two components: first, to realize the potential of its existing businesses, both national and local; and second, to optimize its market strengths and capabilities into realizing new opportunities in adjacent markets and new businesses.

     o Nielsen Media Research intends to realize the potential of its core businesses by enhancing quality in its operations, enhancing productivity, anticipating environmental and marketplace changes and competitive threats, responding with fast moving and flexible capabilities and decision support solutions, adding derivative products and services, and providing value-added solutions. Central to this strategy are its investments in data collection and processing technology, as well as in data and sample quality.

     o Nielsen Media Research intends to optimize its capabilities and infrastructure into new high-potential opportunities by providing services that not only enable its customers to make


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


          better decisions but allow them to better anticipate their own futures. Nielsen Media Research's most significant initiatives in this area include Monitor-Plus, New Media Services, Nielsen Interactive Services (including Nielsen//NetRatings) and New Millennium, which are described below.

NATIONAL SERVICES

     Through its U.S. national services, which accounted for approximately 46% of 1998 revenues, the Company serves the television audience measurement needs of seven national television broadcast networks, over 50 national and regional cable networks, more than 100 program syndicators, and more than 150 national advertising agencies and advertisers. Audience measurement data are collected nationally through Nielsen People Meters installed in approximately 5,000 randomly selected households across the U.S. Audience estimates are produced and delivered to subscribers daily. People Meters not only collect television set tuning data (which channel the set is tuned to) but also the demographics of the audience (who in the household is watching).

     Three national services are offered in the United States:

     o Nielsen Television Index (NTI) provides daily audience total and demographic estimates for all national broadcast network television programs to broadcast networks and agencies. This service was established in 1950.

     o Nielsen Homevideo Index (NHI) provides audience estimates of cable and pay cable television. This service was established in 1980.

     o Nielsen Syndication Service (NSS) provides reports and services on both the local and national levels to the program syndication segment of the television industry. This service was established in 1985.

LOCAL SERVICES

     The Company's primary local service, Nielsen Station Index (NSI), which accounted for approximately 42% of 1998 revenues, serves the television audience measurement needs of more than 1,000 television stations and over 2,000 national, regional and local advertising agencies and advertisers in over 200 local television markets throughout the United States. This service was established in 1954. The Company currently provides metered service in 46 of the nation's largest markets representing about 64% of television households in the United States. The Company has announced that two additional markets are scheduled to be metered by mid-2000, which will bring the total number of local metered markets to 48. Television set tuning data are collected electronically using a Nielsen Media Research set meter. Household audience (as opposed to persons) estimates are delivered daily to subscribers. In these markets, written diaries also are used during designated measurement periods to collect audience demographic estimates for integration with the metered tuning data. Diaries are used in the balance of local markets to collect both tuning and persons-viewing information during designated periods.

U.S. HISPANIC SERVICES

     The Company's Hispanic Services provide both national and local television audience measurement of U.S. Hispanic households.

     o Nielsen Hispanic Television Index (NHTI) provides viewing estimates of national Hispanic audiences. Begun in 1992, the NHTI service remains the first and only metered national Hispanic audience measurement service. Based on a sample of approximately 800 Hispanic households across the U.S., it uses the same methodology as the other national services (the Nielsen People Meter) to collect Hispanic audience data.

     o Nielsen Hispanic Station Index (NHSI) uses a language-stratified sample to reflect the unique characteristics of each local Hispanic market. Also begun in 1992, the NHSI service provides advertisers, agencies, networks and syndicators viewing information in 15 television markets with significant Hispanic population. One additional market is scheduled to be added during 1999. The data are collected using People Meter, set meter and diary methodologies in the various markets.


CANADIAN SERVICES

     In Canada, the Company has offered national people meter service since 1989 to Canadian national and regional broadcasters, cable networks, agencies and advertisers. The Company has also provided local People Meter service in Canada's two largest English-language markets, Toronto (since 1995) and Vancouver (begun in the fall of 1997) to local broadcasters, agencies and advertisers.

OTHER SERVICES

     o Monitor-Plus. Nielsen Media Research's Monitor-Plus service provides commercial occurrence data and tracks "share of spending" and "share of voice" (the proportion of all advertising within a product category attributable to a brand or advertiser) by company, by brand, and by product category across 15 monitored media. These include print, outdoor, radio and free-standing inserts as well as television, for which Monitor-Plus also reports at the creative execution and campaign level. This service offers the data and tools necessary for advertisers and their agencies to actively manage their media spending by enabling them to understand their own performance and that of their competitors. Customers use the data to determine competitive advertising trends and performance within markets of interest. The media also use this service for sales planning and targeting. Monitor-Plus currently collects television advertising data in 75 markets. At the end of 1998, the Company deployed new digital data collection and processing technology for the Monitor-Plus service.

     o New Media Services (NMS). NMS is a successor to a service formed in 1980 that provides custom research and start-up services for newly developed syndicated products, both national and local. This includes measurement performance of non-traditional research such as place-based media and out-of-home studies. The automated tracking of the use of video news releases and the measuring of media exposure in airports and in-flight are two more examples of NMS research services.

     o Nielsen Interactive Services. In 1995, Nielsen Media Research formed a separate service to develop research products and services for the Internet and other interactive media.

          In October 1998, the Company announced a strategic alliance with NetRatings, Inc. to measure Internet usage and advertising. The definitive agreements governing the alliance are in the process of being completed. Under the arrangement, Nielsen Media Research sample recruitment and research expertise are combined with NetRatings' Internet measurement software, which is capable of providing detailed reporting on usage and advertising. The Company believes the NetRatings technology is unique in its method of tracking Internet banner advertising. The joint service, Nielsen//Net Ratings, was launched in March 1999 and currently serves over 100 customers with weekly reports.

          Additional offerings in the interactive/Internet area include the Nielsen CommerceNet Internet Demographics Study (a periodic study that profiles the size and audience composition of on-line users) and the Home Technology Report, a survey that provides data on consumer interest and use of various technologies in the home.

DATA COLLECTION

     PEOPLE METER

     The heart of the Nielsen Media Research national and Hispanic services in the United States and all services in Canada is an electronic measurement system called the Nielsen People Meter. These meters


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


are placed in a sample of approximately 5,000 households in the U.S., approximately 800 U.S. Hispanic households and over 2,000 households in Canada, randomly selected and recruited by Nielsen Media Research. The meters enable the measurement of what channel is being tuned, what time and for how long the tuning activity occurs, and who is watching.

     The U.S. national sample is a multi-stage stratified area probability sample of U.S. housing units with each housing unit having a known chance of selection. The current sampling frame is developed based on 1990 Census data with updates each year based on residential new construction from building permits as collected and reported by the Census Bureau.

     A set meter, which records what channel is being tuned, is installed on each television set in a sample home along with a device to record who is watching the television. Each member of the household is assigned a personal viewing button identified by name or symbol on the people meter that the viewer can use to enter his or her viewing status. Each button is linked to the age and gender of a person in the household. Additional buttons on the meter enable visitors to a sample household to record when they watch television by entering their age and gender and pushing a visitor button.

     The Nielsen Media Research metering system stores half-minute by half-minute records of television receiver tuning activity and of People Meter audience data entries in sample households. The U.S. tuning records are automatically transmitted by phone to Nielsen Media Research's central computer facility in Dunedin, Florida where the data are matched with program line-up information and processed to create ratings estimates each day.

     SET METER

     In 46 of the largest local markets in the U.S., a set metering system provides household television ratings information on a daily basis. In each of these markets, approximately 300-550 households (or approximately 18,500 households across the U.S.) are recruited to participate in samples distinct from the national People Meter sample. Electronic meters are attached to each television set in each sample home. Homes recruited for local samples are not equipped with People Meter attachments, so that the information is limited to identification of the channel to which the set is tuned. The metered market samples of television households are used to obtain audience estimates with measurable reliability of television programs for stations which originated in or are assigned for reporting purposes to Nielsen Media Research's Designated Market Areas ("DMAs").

     The metered household samples are either area probability samples of housing units in the applicable DMA (12 markets) or samples from a file of telephone numbers including both listed and unlisted households (34 markets). This file, known as a total telephone frame ("TTF"), is maintained by Nielsen Media Research and updated three times each year.

     DIARIES

     In addition to set meters, Nielsen Media Research uses diaries in local markets (over 200 DMAs in the U.S.) to collect viewing data during at least four designated measurement periods each year. The sample frame in all markets is the TTF. Diary measurement is used to collect viewing information from sample homes in every local television market across the United States in November, February, May and July (known as "sweeps" months) of each year. The diary provides both tuning and demographics data in the smaller non-metered markets and demographic data for the metered markets. In addition to the four sweeps months, in some larger markets diaries are used to provide viewer information in as many as three additional months (October, January, and March). Diaries returned to Nielsen Media Research are examined and edited using established procedures. Audience estimates are then computed separately for each quarter hour of viewing recorded in the diary.

SERVICE AND PRODUCT DEVELOPMENT

     The Company maintains an active investment program to enhance existing services and develop new services in response to the rapidly changing media marketplace, as well as to develop the technology


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


necessary to succeed in the emerging television environment. Nielsen Media Research will need to make significant capital expenditures over the next several years, particularly in light of the rapid technological changes affecting its business. The majority of the investment effort and spending is dedicated to improving the quality and efficiency of existing services; realizing the full potential of those services by adding new, value-added or derivative products, especially new software products; developing a next-generation data collection capability and infrastructure; and creating new services and businesses.

     The Company's most significant investment initiatives include the Universal Metering Initiative ("UMI"); new client-server based data processing and delivery software development; the local metered market expansion; and new business development, notably Nielsen Interactive Services (including Nielsen//NetRatings) and New Millennium.

     As part of its UMI program, Nielsen Media Research is developing a next-generation metering system, known as the Active/Passive, or ("A/P") metering system, to enable measurement of program viewing in the emerging digital television environment. This new system uses codes, which are imperceptible to the viewer, inserted in the audio and/or video portions of programs and commercials that can be detected by metering equipment installed in the sample households. This encoding approach builds upon Nielsen Media Research's experience in developing and using its highly successful program video code technology used in today's analog television environment, which has received permanent authorization from the Federal Communications Commission (the "FCC"). The system also will have a passive signature-recognition back-up capability in the event that the codes are not available. While preliminary testing of the A/P metering system has been successful, there can be no assurance that the coding used by the new system will be adopted by the television industry, be approved by the FCC, or be compatible with signal compression techniques implemented by the industry in the future.

     Nielsen Media Research began changing its technology and software systems in 1993 to provide the television industry with flexible, richer analysis of large amounts of data. This new "client-server" architecture has enabled Nielsen Media Research to begin to introduce a range of integrated software systems that will enable customers to compare daily, demographic-level ratings data across all national and local television sources, as well as do special analyses at their desktops.

     The Company has introduced electronic measurement through set meters in a significant number of local markets over the last two years to provide more detailed and valuable information on local audiences. Eleven metered markets were added since 1997, and the Company has announced that two additional markets are scheduled to be metered by mid-2000, which will bring the total number of local metered markets to 48.

     New Millennium is an agency buying system that the Company believes will be superior in design and concept to any existing competitive product. It is being designed to give advertising agencies the ability to perform pre-buy analyses, track negotiations and scheduling of ad time, evaluate overall performance in terms of delivery and cost, and finally, perform the reconciliation and subsequent accounting functions. By automating tasks now done manually at agencies, the system may substantially reduce agency costs.

TECHNOLOGY AND COMPETITION

     The Company operates in businesses that require sophisticated data collection and processing systems, software and other technology. The technology underlying the media industry continues to undergo rapid change and the Company will need to continue to develop and refine techniques for data collection and processing to accommodate such changes, including digital television, and for interactive television transmission and Internet usage. There can be no guarantee that the Company will be able to develop and refine new techniques for data collection and processing or that it will be able to do so as quickly or cost-effectively as its competition.

     Nielsen Media Research has maintained a strong leadership position in the television ratings measurement industry. The Company's ratings systems have been from time to time criticized by various participants in the television industry. This criticism, in part, has increased the likelihood of additional competition in its business. In particular, a television ratings project originally funded by the Committee on Nationwide Television Audience Measurement ("CONTAM") and designed and operated by Statistical Research, Inc. ("SRI"), operated a 500-household sample in Philadelphia as a national television ratings laboratory from 1996 until 1999. Funding of the laboratory was contributed primarily by the ABC, CBS and NBC broadcast networks, which together through CONTAM contributed $40 million from 1994 to 1996. In addition, Fox Broadcasting as well as four cable networks, 15 major advertising agencies and buying services, one program syndicator and five of the nation's largest advertisers agreed to support and participate in the testing phase. In early 1999, SRI announced that it planned to replace its 500-household Philadelphia laboratory with a 50-home laboratory panel in New Jersey, and had begun sample selection as "the first stage in creating a national meter panel." SRI also announced in early 1999 that it had received "letters of intent backing a new national TV ratings service . . . from 22 industry companies, including 13 major agencies and other top advertisers." However, on May 27, 1999, SRI announced that it was "concluding its . . . TV metering project" and that "while it is obviously disappointing that the necessary funding for a national rollout has not been forthcoming, SRI is still pursuing options and remains ready to serve the industry."

     On the local level, ADcom Information Services offers individual cable system measurement. It is believed to be collecting and issuing local cable measurement data in Jacksonville, Florida, and has announced an expansion to San Francisco and Dallas with the support of a major cable system operator. ADcom is believed to be seeking cable operator support to roll out a local cable measurement service in multiple markets in the U.S. Arbitron, a radio audience measurement firm and a former competitor, discontinued its local syndicated broadcast and cable television service as of December 31, 1993. Arbitron, however, continues to develop its passive personal metering technology, which is believed to be capable of measuring television as well as radio audiences. Indirectly, on both a national and local basis, competition stems from other marketing research services offering product movement and television audience data and services.

     In Canada, BBM Bureau of Management, an established media research organization, has joined with Taylor Nelson/AGB, a U.K.-based media research company, to provide a competing metered service in Vancouver and has announced plans to provide metered ratings services in Ontario (including Toronto) and Quebec by September 2000. BBM, alone or with Taylor Nelson/AGB, could offer other competitive services in Canada.

     The Company's Monitor-Plus service has significant competition from Competitive Media Reporting, a subsidiary of VNU, a Netherlands-based media company, which has long been the major participant in this market.

     The Nielsen//NetRatings Internet audience measurement service faces significant competition from Media Metrix, Inc., which has been providing Internet audience measurement since 1996.


     Furthermore, there can be no assurance that additional competition will not develop in the future for the Company's existing core services or that the Company will not have significant competition in its other services.

INTELLECTUAL PROPERTY

     The Company owns and controls a number of patents, trade secrets, confidential information, trademarks, trade names, copyrights and other intellectual property rights which, in the aggregate, are of material importance to its business. Management believes that the "Nielsen Media Research" name and related names, marks and logos are of material importance to Nielsen Media Research. Nielsen Media Research is licensed to use certain technology and other intellectual property rights owned and controlled by others, and similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by Nielsen Media Research.

     Pursuant to the Intellectual Property Agreement dated as of October 28, 1996 between the Company, D&B and ACNielsen Corporation ("ACNielsen") (the "D&B IP Agreement"), Nielsen Media Research has exclusive and unrestricted rights to the "Nielsen Media Research" name worldwide; however, Nielsen

Media Research's use of the "Nielsen" name, standing alone and as part of a name describing new products and services to be offered, is subject to certain limitations. In addition, the D&B IP Agreement provided for the establishment of a limited liability company jointly owned by the Company and ACNielsen, to which certain trademarks incorporating or relating to the "Nielsen" name in various countries were assigned. This company is obligated to license such trademarks on a royalty-free basis to Nielsen Media Research or ACNielsen for use in a manner consistent with the D&B IP Agreement and for purposes of conducting their respective businesses, and is responsible for preserving the quality of those trademarks and minimizing any risk of possible confusion. Pursuant to the TAM Master Agreement dated as of October 28, 1996 between the Company and ACNielsen, the Company granted a non-exclusive license to ACNielsen to use certain trademarks, technology and related intellectual property rights in the conduct of the television audience measurement business in certain countries outside of the United States and Canada for a period of at least five years. Except for the restrictions described above on the use of the "Nielsen" name, these agreements do not restrict Nielsen Media Research from doing business outside the United States and Canada.

     The technology and other intellectual property rights licensed by Nielsen Media Research are of importance to its business, although management of Nielsen Media Research believes that, with the exception of the trademarks incorporating or relating to the "Nielsen" name, the business, as a whole, is not dependent upon any one intellectual property or group of such properties.

     The names of Nielsen Media Research's and its subsidiaries' products and services referred to herein are trademarks, service marks, registered trademarks or registered service marks owned by or licensed to Nielsen Media Research or one of its subsidiaries.

LITIGATION AND CONTINGENCIES

     On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants D&B, A.C. Nielsen Company (a subsidiary of ACNielsen), and a predecessor of IMS Health (the "IRI Action"). The complaint alleges, among other things, various violations of the antitrust laws and damages in excess of $350 million, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount. In light of the potentially significant liabilities which could arise from the IRI Action and in order to facilitate the D&B spin-off (as defined below) in 1996, D&B, ACNielsen and Cognizant entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") pursuant to which ACNielsen agreed to be responsible for any potential liabilities which may ultimately be incurred by D&B or Cognizant as a result of such action, up to a maximum amount to be determined by an independent investment bank if and when any such liabilities are incurred. The determination of such maximum amount will be based on ACNielsen's ability to satisfy such liabilities and remain financially viable, subject to certain assumptions and limitations. However, Cognizant and D&B agreed that to the extent that ACNielsen is unable to satisfy any such liabilities in full and remain financially viable, Cognizant and D&B will each be responsible for 50% of the difference between the amount, if any, which may be payable as a result of such litigation and the maximum amount which ACNielsen is then able to pay as determined by such investment bank. Under the terms of the Distribution Agreement dated as of October 28, 1996, among Cognizant, D&B and ACNielsen (the "1996 Distribution Agreement"), pursuant to which shares of Cognizant and ACNielsen were distributed to the stockholders of D&B (the "D&B spin-off"), as a condition to the Distribution, IMS Health and the Company were required to undertake to be jointly and severally liable to D&B and ACNielsen for Cognizant's obligations under the 1996 Distribution Agreement. However, pursuant to the Distribution Agreement dated as of June 30, 1998, between Cognizant and IMS Health, IMS Health and the Company agreed that, as between themselves, IMS Health will assume 75%, and the Company will assume 25%, of any payments to be made in respect of the IRI Action under the Indemnity and Joint Defense Agreement or otherwise, including any legal fees and expenses related thereto incurred in 1999 or thereafter. IMS Health agreed to be fully responsible for any legal fees and expenses incurred during 1998.

     Under the terms of the 1996 Distribution Agreement, Nielsen Media Research and IMS Health are also jointly and severally liable to D&B for taxes and accrued interest arising from certain tax assessments that may be levied by the Internal Revenue Service ("IRS") related to certain D&B tax planning strategies. Pursuant to the Distribution Agreement, Nielsen Media Research is liable to pay 25% of any payments made by D&B to the IRS, net of any related tax benefits, in excess of the first $397 million that is payable by D&B and/or IMS Health.

     The IRS is currently reviewing D&B's utilization of certain capital losses during 1989 and 1990. D&B has stated that it intends to vigorously defend its position against any assessment that may be made in the future regarding this transaction. However, if an assessment is paid and should the IRS prevail, in the opinion of the Company's management the impact of this transaction would not have a material effect on the results of operations, cash flows or financial position of Nielsen Media Research.

     In accordance with the Distribution Agreement, Nielsen Media Research's aggregate liability to IMS Health for payments in respect of the IRI Action and its share of any future D&B tax and interest payments relating to the tax uncertainties referred to in the paragraphs above shall not exceed $125 million and is not payable until 2001.

     Management is unable to predict at this time the final outcome of the IRI Action, the amount of the aggregate future D&B tax and interest payments and whether the resolution of such matters could materially affect Nielsen Media Research's results of operations, cash flows or financial position.


                                 USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Notes offered hereby (before deducting estimated expenses of approximately $500,000 payable by the Company) will be approximately $ million. The net proceeds from the Offering will be used by the Company to repay approximately $150 million of indebtedness. This indebtedness was part of $300 million of indebtedness that the Company had incurred under facilities provided by third parties. The facilities were established by Cognizant to provide funds for the repayment by Cognizant at the time of the Distribution of existing intercompany liabilities to certain entities included in IMS Health and for general corporate purposes. At June 14, 1999, approximately $225 million was outstanding under these facilities. The weighted average interest rate on the $150 million indebtedness being repaid was 5.50% on June 14, 1999 and approximately $100 million of such indebtedness is scheduled to mature in December 1999; the balance is scheduled to mature in June 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) at March 31, 1999 on a historical basis and (ii) at March 31, 1999 as adjusted to give effect to the offering of the Notes and draw-down of $50 million under the Three-Year tranche of the Revolving Credit Facility, and the use of the proceeds therefrom. After giving effect to the offering, the Company will have $50 million outstanding under the Three-Year tranche of the Revolving Credit Facility and unused availability under the Three-Year tranche of $50 million. The following data are qualified in their entirety by the consolidated financial statements of the Company and other information contained elsewhere in this Prospectus or incorporated by reference herein.

                                                                            MARCH 31, 1999
                                                                              (UNAUDITED)
                                                                      --------------------------
                                                                      HISTORICAL     AS ADJUSTED
                                                                      ----------     -----------
                                                                     (DOLLAR AMOUNTS IN THOUSANDS)
Cash and Cash Equivalents .......................................      $   6,054      $   6,054
                                                                       =========      =========
Short-Term Debt .................................................      $ 200,000      $       0
                                                                       =========      =========
Long-Term Debt
 Revolving Credit Facility (Three-Year tranche) .................      $       0      $  50,000
 Other Long-Term Debt ...........................................         25,000         25,000
 __% Notes offered hereby .......................................              0        150,000
Shareholders' Equity:
 Preferred Stock, par value $.01 per share,
  authorized--10,000,000 shares; outstanding--none ..............      $       0      $       0
 Series Common Stock, par value $.01 per
  share, authorized--10,000,000 shares; outstanding--none .......              0              0
 Common Stock, par value $.01 per share,
  authorized--400,000,000 shares; issued
  57,033,524 shares .............................................            570            570
 Treasury Stock--89,840 shares ..................................         (1,843)        (1,843)
 Distribution in Excess of Net Book Value .......................       (163,542)      (163,542)
 Retained Earnings ..............................................         36,985         36,985
 Cumulative Translation Adjustment ..............................            994            994
                                                                       ---------      ---------
Total Equity ....................................................       (126,836)      (126,836)
                                                                       ---------      ---------
Total Capitalization ............................................      $(101,836)     $  98,164
                                                                       =========      =========
Total Capitalization and Short-term Debt ........................      $  98,164      $  98,164
                                                                       =========      =========

                SELECTED FINANCIAL DATA AND PRO FORMA INFORMATION

     The following data are qualified in their entirety by the financial statements of the Company and other information contained elsewhere in this Prospectus or incorporated by reference herein. The financial data as of December 31, 1998, 1997 and 1996 and for the years ended December 31, 1998, 1997, 1996 and 1995, have been derived from the audited financial statements of the Company. The financial data as of March 31, 1999 and 1998, and December 31, 1994 and for the three months ended March 31, 1999 and 1998 and for the year ended December 31, 1994 are unaudited. Because of the relative significance of IMS Health's business to Cognizant, IMS Health was treated as the "accounting successor" to Cognizant and the financial statements of the Company have been prepared on a stand-alone basis. The following financial data should be read in conjunction with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein.

     The pro forma statements of income information give effect to (i) the impact of pro forma interest expense for the six months ended June 30, 1998 related to the borrowing by the Company of $300 million of third-party debt to repay existing intercompany liabilities to IMS Health in connection with the Distribution as if such borrowing was made on the first day of such period and
(ii) actual interest incurred for the six months ended December 31, 1998 on a weighted average balance of approximately $275 million of such debt and actual interest incurred for the three months ended March 31, 1999 on a weighted average balance of $237.5 million of such debt, in each case of clause (ii), as adjusted to give pro forma effect to the increase in interest expense relating to the issuance of the Notes and the borrowings under the Three-Year tranche of the Revolving Credit Facility as if such issuance and borrowings had occurred on the first day of each such period. The pro forma data are for informational purposes only and may not necessarily reflect future results of operations or what the results of operations would have been had the Company incurred such borrowings on the first day of each such period.

                              SELECTED FINANCIAL DATA AND PRO FORMA INFORMATION

                                                                     YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------------
                                                                              ACTUAL
                                         PRO FORMA   ------------------------------------------------------
                                           1998        1998         1997       1996       1995       1994
                                        ---------    ---------    --------   --------   --------   --------
                                          (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
                                        (UNAUDITED)                                               (UNAUDITED)
INCOME STATEMENT DATA:
OPERATING REVENUE ...................   $ 401,932    $ 401,932    $358,594   $319,404   $288,652   $250,303
Operating Costs and Selling
 and Administrative
 Expenses ...........................     276,168      276,168     239,670    212,214    194,741    176,752
Depreciation and
 Amortization .......................      31,385       31,385      28,663     25,229     24,343     21,628
                                        ---------    ---------    --------   --------   --------   --------
OPERATING INCOME ....................      94,379       94,379      90,261     81,961     69,568     51,923
Interest Expense ....................     (18,356)      (8,156)          0          0          0          0
Other Income ........................       8,008        8,008           0          0          0          0
Income Before Provision
  for Income Taxes ..................      84,031       94,231      90,261     81,961     69,568     51,923
                                        ---------    ---------    --------   --------   --------   --------
Provision for Income Taxes ..........      35,209       39,483      37,786     34,356     29,156     21,808
                                        ---------    ---------    --------   --------   --------   --------
NET INCOME ..........................   $  48,822    $  54,748    $ 52,475   $ 47,605   $ 40,412   $ 30,115
                                        =========    =========    ========   ========   ========   ========
EARNINGS PER SHARE:
Basic ...............................   $    0.89    $    0.99    $   0.95   $   0.84   $   0.72        N/A
Diluted .............................        0.82         0.92        0.92       0.84       0.72        N/A
OTHER DATA:
Capital Investment
  Expenditures(1) ...................   $  65,782    $  65,782    $ 49,676   $ 38,551   $ 30,817   $ 28,594
EBITDA(2) ...........................   $ 125,764    $ 125,764    $118,924   $107,190   $ 93,911   $ 73,550
Fixed Charge Coverage
 Ratio(3) ...........................        4.65         8.34       21.24      20.59      16.93      13.06
BALANCE SHEET DATA
 (AT PERIOD END):
Current Assets ......................   $  68,283    $  68,283    $ 62,530   $ 55,475   $ 35,175   $ 47,314
Property, Plant and
 Equipment--Net .....................      68,286       68,286      55,050     44,310     39,677     38,413
Capitalized Computer
 Software ...........................      50,575       50,575      43,093     35,653     27,601     19,625
Deferred Charges
 and Intangibles ....................      22,234       22,234      10,649     11,686     12,299     14,968
Other Assets ........................      22,787       22,787      21,112     23,207     19,769     18,522
                                        ---------    ---------    --------   --------   --------   --------
   TOTAL ASSETS .....................   $ 232,165    $ 232,165    $192,434   $170,331   $134,521   $138,842
                                        =========    =========    ========   ========   ========   ========
Current Liabilities
 (Other Than Short-Term
  Debt) .............................   $  72,816    $  72,816    $ 44,612   $ 33,338   $ 30,528   $ 23,836
Short-Term Debt .....................      25,000      225,000           0          0          0          0
Long-Term Debt ......................     225,000       25,000           0          0         78        244
Other Long-Term Liabilities .........      57,211       57,211      46,239     37,640     33,041     26,869
                                        ---------    ---------    --------   --------   --------   --------
   TOTAL LIABILITIES ................     380,027      380,027      90,851     70,978     63,647     50,949
                                        ---------    ---------    --------   --------   --------   --------
Shareholders'/Divisional
 Equity .............................    (147,862)    (147,862)    101,583     99,353     70,874     87,893
                                        ---------    ---------    --------   --------   --------   --------
   TOTAL LIABILITIES AND
    SHAREHOLDERS'/
    DIVISIONAL EQUITY ...............   $ 232,165    $ 232,165    $192,434   $170,331   $134,521   $138,842
                                        =========    =========    ========   ========   ========   ========

                                                                                 THREE MONTHS
                                                                                ENDED MARCH 31,
                                                                      --------------------------------------
                                                                      PRO FORMA              ACTUAL
                                                                      ---------      -----------------------
                                                                         1999          1999          1998
                                                                      ---------      ---------      --------
                                                                        (DOLLARS IN THOUSANDS, EXCEPT RATIOS
                                                                               AND PER SHARE AMOUNTS)
                                                                                    (UNAUDITED)
INCOME STATEMENT DATA:
OPERATING REVENUE ...............................................     $ 109,175      $ 109,175      $ 96,064
Operating Costs and Selling and Administrative Expenses .........        74,816         74,816        67,625
Depreciation and Amortization ...................................         8,894          8,894         7,122
                                                                      ---------      ---------      --------
OPERATING INCOME ................................................        25,465         25,465        21,317
Interest Expense ................................................        (3,896)        (3,296)            0
Other Income ....................................................             0              0         3,185
                                                                      ---------      ---------      --------
Income Before Provision for Income Taxes ........................        21,569         22,169        24,502
Provision for Income Taxes ......................................         9,037          9,289        10,256
                                                                      ---------      ---------      --------
NET INCOME ......................................................     $  12,532      $  12,880      $ 14,246
                                                                      =========      =========      ========
EARNINGS PER SHARE:
Basic ...........................................................     $    0.22      $    0.23      $   0.26
Diluted .........................................................          0.20           0.21          0.25
OTHER DATA:
Capital Investment Expenditures(1) ..............................     $   9,812      $   9,812      $ 14,226
EBITDA(2) .......................................................     $  34,359      $  34,359      $ 28,439
Fixed Charge Coverage Ratio(3) ..................................          5.00           5.63         22.40
BALANCE SHEET DATA (AT PERIOD END):
Current Assets ..................................................     $  70,099      $  70,099      $ 62,085
Property, Plant and Equipment--Net ..............................        67,483         67,483        58,023
Capitalized Computer Software ...................................        49,062         49,062        45,724
Deferred Charges and Intangibles ................................        16,406         16,406        12,085
Other Assets ....................................................        22,865         22,865        21,728
                                                                      ---------      ---------      --------
 TOTAL ASSETS ...................................................     $ 225,915      $ 225,915      $199,645
                                                                      =========      =========      ========
Current Liabilities (Other than Short-Term Debt) ................     $  66,024      $  66,024      $ 43,539
Short-Term Debt(4) ..............................................             0        200,000             0
Long-Term Debt(4) ...............................................       225,000         25,000             0
Other Long-Term Liabilities .....................................        61,727         61,727        48,969
                                                                      ---------      ---------      --------
 TOTAL LIABILITIES ..............................................       352,751        352,751        92,508
                                                                      ---------      ---------      --------
Shareholders'/Divisional Equity .................................      (126,836)      (126,836)      107,137
                                                                      ---------      ---------      --------
 TOTAL LIABILITIES AND SHAREHOLDERS'/DIVISIONAL EQUITY ..........     $ 225,915      $ 225,915      $199,645
                                                                      =========      =========      ========

----------

(1) Includes additions to property, plant and equipment, software additions and additions to intangibles.

(2) EBITDA represents earnings before interest, taxes, depreciation, amortization and other income. EBITDA is presented because the Company believes that investors use it as a financial indicator of a company's ability to service or incur debt. EBITDA is not a measurement of operating performance computed in accordance with generally accepted accounting principles and should not be considered a substitute for operating income, net income, cash flows from operations or other statement of operations or cash flow data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures of other companies. EBITDA may not be indicative of the historical operating results of the Company, nor is it meant to be predictive of future results of operations or cash flows.

(3) For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income plus fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals). The Company's historical statements for the years ended December 31, 1997, 1996, 1995 and 1994 and for the three months ended March 31, 1998 do not reflect the $300 million of indebtedness incurred in connection with the Distribution and, accordingly, the historical ratios of earnings to fixed charges for these periods do not reflect any interest for this indebtedness. Actual interest expense incurred (other than in the pro forma column) is reflected for the six months ended December 31, 1998 and the three months ended March 31, 1999.

(4)  See "Capitalization."

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW

     In 1984, D&B acquired Nielsen Media Research as part of the acquisition of A.C. Nielsen Company. In November 1996, D&B spun-off Cognizant which included Nielsen Media Research. On June 30, 1998, Cognizant (which is now the Company) distributed to all holders of its common stock the shares of IMS Health. As a result of the Distribution, the sole business of the Company is the business of Nielsen Media Research. Because of the relative significance of IMS Health's business to Cognizant, IMS Health was treated as the "accounting successor" to Cognizant. The financial statements of the Company and the following discussion have been prepared on a stand-alone basis. References to Cognizant, in the discussion below, refer to the accounting successor of Cognizant, IMS Health.

RESULTS OF OPERATIONS

     Three Months Ended March 31, 1999 Compared with Three Months Ended March 31, 1998

     Revenue for the first quarter increased by 13.6% to $109.2 million from $96.1 million for the first quarter of the prior year. National revenues were fueled by the launch of the new PAX-TV network in September 1998, the addition of two new cable networks, and increased sales of special analysis and derivative products. Local revenues benefited from the introduction of electronic measurement in six markets in 1998 and new station clients, including PAX-TV affiliates.

     Operating costs and selling and administrative expenses for the first quarter of 1999 increased by 10.6% to $74.8 million from $67.6 million for the first quarter of the prior year. Excluding Year 2000 compliance costs of $2.6 million and $3.2 million from the first quarter of 1999 and 1998, respectively, operating costs and selling and administrative expenses increased 12.0%, reflecting higher costs related to increased investment in the business, offset, in part, by a reduction in corporate overhead expenses.

     Operating income increased by 19.5% to $25.5 million for the first quarter of 1999 compared with $21.3 million for the first quarter of the prior year. Operating income growth included a decline in spending for Year 2000 compliance costs of $0.6 million. Excluding Year 2000 compliance costs in both periods, operating income for the first quarter of 1999 increased by 14.7%.

     Interest expense of $3.3 million was incurred during the first quarter of 1999 in conjunction with funds borrowed in connection with the Distribution.

     Non-operating income for the first quarter of 1998 included a gain of $3.2 million from the sale of marketable securities.

     The Company's effective tax rate was 41.9% for the first quarter of 1999 and 1998.

     The Company's net income for the first quarter decreased by 9.6% to $12.9 million from $14.2 million in the first quarter of the prior year, reflecting the factors discussed above, particularly the incurrence of interest expense in the first quarter of 1999, and the absence of the gain from the sale of marketable securities in the first quarter of 1999.

     Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

     Nielsen Media Research revenue increased 12.1% in 1998 to $401.9 million from $358.6 million in 1997. National revenues were fueled by the addition of two new cable network customers in 1998, higher sales of special analyses and derivative products, the launch of the new PAX-TV network in September and the growth of the WB network. Local revenues benefited from the full-year effect of three markets metered in 1997 and the start-up of six additional metered markets in 1998.

     Operating costs and selling and administrative expenses in 1998 were $276.2 million compared with $239.7 million in 1997, an increase of 15.2%. The increase reflects higher costs related to increased investment in the business, including the opening of new metered markets and an increase in Year 2000 expenses of $7.3 million. Excluding the Year 2000 expenses, operating costs and selling and administrative expenses would have increased 12.3%.

     Operating income in 1998 was $94.4 million compared with $90.3 million in 1997, an increase of 4.6%. The increase resulted primarily from the factors noted above. Excluding the Year 2000 expenses, operating income would have increased 12.2%.

     Interest expense in 1998 was $8.2 million, reflecting the debt assumed in connection with the Distribution.

     Gain on sales of marketable securities in 1998 was $8.0 million. Operating margin in 1998 was 23.5%, compared with 25.2% in 1997. Excluding the Year 2000 expenses mentioned above, 1998 operating margin was 26.0%.

     Nielsen Media Research's consolidated 1998 and 1997 effective tax rates were 41.9%. The tax rates were computed on a separate-company basis.

     Net income in 1998 was $54.7 million, compared with $52.5 million in 1997, an increase of 4.3%.

     Year Ended December 31, 1997 Compared with Year Ended December 31, 1996

     Nielsen Media Research revenue increased 12.3% in 1997 to $358.6 million from $319.4 million in 1996. Revenue growth resulted from additional cable customers, entrance into three metered markets, an increase in the level of special analyses and the continued growth of the Hispanic service.

     Operating costs and selling and administrative expenses in 1997 were $239.7 million, compared with $212.2 million in 1996, an increase of 12.9%. The increase reflects higher costs related to increased investment in the business, including the opening of new metered markets and Year 2000 expenses of $2.7 million. Excluding the Year 2000 expenses, operating costs and selling and administrative expenses would have increased 11.7%.

     Operating income in 1997 was $90.3 million compared with $82.0 million in 1996, an increase of 10.1%. The increase resulted primarily from the factors noted above, partially offset by Year 2000 expenses of $2.7 million. Excluding the Year 2000 expenses, operating income would have increased 13.4%. Operating margin in 1997 was 25.2%, compared with 25.7% in 1996. Excluding the Year 2000 expenses mentioned above, 1997 operating margin was 25.9%.

     Nielsen Media Research's consolidated 1997 and 1996 effective tax rates were 41.9%. The tax rates were computed on a separate-company basis.

     Net income in 1997 was $52.5 million, compared with $47.6 million in 1996, an increase of 10.2%.

LIQUIDITY AND CAPITAL RESOURCES

     Three Months Ended March 31, 1999 Compared with Three Months Ended March 31, 1998

     Cash and cash equivalents totaled $6.1 million and $4.0 million at March 31, 1999 and 1998, respectively.

     Net cash provided by operating activities was $24.5 million and $21.5 million for the three months ended March 31, 1999 and 1998, respectively. The increase of $3.0 million primarily reflects increased depreciation and amortization, a greater provision for current and deferred income taxes and a decrease in other operating assets and liabilities, offset, in part, by a decrease in net income, a greater increase in accounts receivable driven by increased revenue and a decrease in accounts payable compared with an increase in the prior year.

     Net cash used in investing activities was $9.4 million and $14.9 million for the three months ended March 31, 1999 and 1998, respectively. The decrease of $5.5 million primarily reflects lower increases in property, plant and equipment and intangibles, due to timing of expenditures.

     Net cash used in financing activities was $16.9 million and $8.5 million for the three months ended March 31, 1999 and 1998, respectively. The increase of $8.2 million was due primarily to repayment of bank borrowings, offset by proceeds from stock option plans and a decrease in transfers to Cognizant Corporation.

     Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

     Cash and cash equivalents totaled $7.8 million and $6.0 million at December 31, 1998 and 1997, respectively, an increase of $1.8 million.

     Net cash provided by operating activities was $122.4 million and $94.4 million for the years ended December 31, 1998 and 1997, respectively. The increase of $28.0 million in cash provided by operating activities compared with the prior year primarily reflected higher earnings, an increase in accrued and other current liabilities primarily related to liabilities assumed in connection with the Distribution and an increase in accrued compensation, offset, in part, by a decrease in accounts payable due to the timing of disbursements.

     Net cash used in investing activities totaled $68.1 million for the year ended December 31, 1998 compared with $42.8 million in the prior year. The increase of $25.3 million primarily reflected increases in additions to property, plant and equipment, computer software and intangibles.

     Net cash used in financing activities was $52.5 million for the year ended December 31, 1998 compared with $51.1 million in the prior year. The increase of $1.4 million in cash used in financing activities compared to the prior year reflected a repayment of bank borrowings, offset, in part, by a decrease in transfers to Cognizant and D&B, exclusive of the proceeds from the $300.0 million indebtedness consisting of bank borrowings and limited partnership investment, which were distributed to Cognizant in connection with the Distribution, and the proceeds from employee stock option exercises and the employee stock purchase plan.

     The Company currently expects that over the next three years it will invest an estimated $225 million (including amounts already spent in 1999) focused principally on deployment of digital broadcast measurement technology, new software development and deployment, additional metered markets and Internet initiatives.

     The Company's existing balances of cash and cash equivalents, cash generated from operations and debt capacity currently are expected to be sufficient to meet the Company's long-term and short-term cash requirements including continued investment in the business. To the extent that the Company needs additional funding to finance its operations and investments, no assurance can be given that the Company will be able to access the capital markets or otherwise obtain necessary financing in the future, or that any such financing can be obtained in a timely manner or on commercially favorable terms.

     In connection with the Distribution, the Company borrowed $275 million under an unsecured revolving credit facility ("Revolving Credit Facility") provided by a group of lenders led by The Chase Manhattan Bank. The Revolving Credit Facility consists of two tranches: a Short-Term $225 million tranche and a Three-Year $100 million tranche. As of March 31, 1999, $200 million of the Short-Term tranche and none of the Three-Year tranche were outstanding. The weighted average interest rate on the Revolving Credit Facility was 5.33% on March 31, 1999. On June 14, 1999, the commitment under the Short-Term tranche was reduced to $150 million and extended until December 31, 1999. On the same day, $100 million was drawn down under the Three-Year tranche to pay down $100 million of $200 million previously outstanding under the Short-Term tranche. Approximately $100 million under the Short-Term tranche and $50 million under the Three-Year tranche will be repaid with the proceeds of the Offering and the Short-Term tranche will be terminated. The outstanding commitments under the Three-Year tranche will mature on June 15, 2001. Interest under the Revolving Credit Facility is based upon the London Interbank Offered (LIBO) Rate plus a spread. The spread for the Three-Year tranche is .50% per annum and may change based on the credit rating of the Company. The Revolving Credit Facility contains restrictive covenants which provide, among other things, limitations on: (i) the incurrence of indebtedness, (ii) the creation of mortgages and security interests, (iii) certain fundamental changes, (iv) investments and acquisitions and (v) the existence of certain types of restrictive agreements. Under the Revolving Credit Facility, the Company is required to maintain certain specified minimum ratios of cash flow to fixed charges and to total borrowings and certain minimum levels of net worth. The Revolving Credit Facility contains various event of default provisions, including default in payment of principal or interest, material misrepresentation in the Revolving Credit Facility, default in compliance with other terms of the Revolving Credit Facility or the related guarantees, bankruptcy, default on other indebtedness, failure to satisfy or stay certain judgments or orders entered against the Company or any of its subsidiaries, failure to pay when due certain amounts with respect to certain employee benefit plans and the occurrence of a change in control. After giving effect to the Offering, the Company will have $50 million outstanding under the Revolving Credit Facility and availability under the Revolving Credit Facility of $50 million.

     The Company and one of its subsidiaries participate in a limited partnership, one of which serves as general partner. In June 1998, a third party investor contributed $25 million to the partnership in exchange for a limited partnership interest, which is included in the indebtedness of the Company. The partnership is obligated to make distributions to the third party limited partner of approximately 6.26% per annum. The third party limited partner has the ability to terminate the partnership at the end of December 2000, unless, at that time, one or more of the other partners elect to purchase the entire limited partner interest of the third party limited partner. The partnership licenses computer software.

ADOPTION OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of an exposure to variable cash flows of a forecasted transaction, or
(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, or an unrecognized foreign-currency-denominated forecasted transaction. The Company will be required to implement SFAS 133 beginning January 1, 2001. The Company expects that the adoption of this pronouncement will not have a material effect on the Company's financial position, results of operations or cash flows.

NON-U.S. OPERATING AND MONETARY ASSETS

     The Company operates in the U.S. and Canada. Approximately 3% of the Company's revenues during the quarters ended March 31, 1999 and 1998 and for the three years ended December 31, 1998 were derived from its Canadian operations. As a result, fluctuations in the value of the Canadian dollar relative to the U.S. dollar do not significantly affect the Company's results of operations. Non-U.S. monetary assets are maintained in Canadian dollars. Changes in the value of this currency relative to the U.S. dollar are charged or credited to Shareholders'/Divisional Equity. The effects of exchange rate changes during the three months ended March 31, 1999 and 1998 and for the years ended December 31, 1998, 1997 and 1996 were not material.

YEAR 2000

     Many existing computer systems, software applications and embedded computer chips use two digits, rather than four, to record years, e.g., "98" instead of "1998". Unless modified, such systems will not properly record or interpret years after 1999, which could result in system failures or miscalculations causing disruption of business operations, including, among other things, an inability to process transactions, deliver reports, send invoices, or engage in similar normal business activities. This is known as the Year 2000 Issue.

     The Company began to address the Year 2000 Issue in 1996. The Company determined that most of its significant information technology ("IT") systems, as well as production operations applications that interface with its core IT systems, could be affected and significant portions of software needed to be modified or replaced so that those systems and applications would properly utilize dates beyond December 31, 1999. Affected systems and processes include software applications and computer software and hardware that sample, collect, process, report, and deliver television ratings and audience estimates to the television marketplace in the U.S. and Canada.

     The Company's project to resolve the Year 2000 Issue involves four phases: assessment, remediation, testing and implementation. Once each software application, computer system, or process has completed all four phases, it is returned to a production environment. After completing a series of implementations, the Company's project calls for enterprise-wide system testing of its business-critical systems and processes to validate that key applications and systems will function in concert in a Year 2000 test environment producing the same results as today.

     To date, the Company has devoted substantially all of its Year 2000 efforts to modifying and testing its business-critical processes and computer systems to be Year 2000 ready by September 30, 1999. As of March 31, 1999, for its IT exposures, the Company has completed 100% of its assessments and was more than 80% complete in the implementation phase. The target to complete the modifications and testing of the remaining business-critical IT software is September 30, 1999. As of March 31, 1999, the Company has also completed 100% of its assessments and more than 70% of the modifications and testing of the non-business-critical software (which includes certain IT software as well as applications supported and used by production operations departments that interface with the IT systems), as well as completed customer notifications of discontinued and replaced products. The target to complete the modifications and testing of the non-business-critical software is also September 30, 1999. The Company completed two of four planned enterprise-wide system tests, which confirmed that work done to date has been accurate and effective. All four enterprise-wide system tests are scheduled to be completed by September 30, 1999.

     Third parties, including data providers, users of the Company's data, and application vendors, have been queried about their Year 2000 readiness. To date, the Company is not aware of any anticipated Year 2000-related failures. Failures by data providers to be Year 2000 ready could disrupt the flow of data used in the Company's products. Failures by users could hinder their ability to make use of the Company's products. Failures by application vendors could impact certain product delivery schedules until corrected. While the Company believes most companies it deals with are addressing the issue, it is unable to determine the effect, if any, such failures might have on the Company's business or future results of operations.

     The Company also relies on local and long-distance telecommunications companies throughout the U.S. and Canada to transmit viewing data from its television meters to its computer systems for processing. Given the large number of telephone companies serving the households where the Company's meters are installed, the Company may not be able to assess the extent to which telecommunications failures will occur. Scattered or short-lived telecommunications outages will be unlikely to materially impair the Company's ability to deliver television ratings. A serious telecommunications failure, however, could significantly interrupt the Company's delivery of ratings data to its metered ratings customers, and, if the failure were lengthy, data could be lost.

     The assessment of embedded computer chips relating to building facilities, mailing, and print shop equipment is well under way. The Company expects to complete the resolution of any issues by July 1999.

     The Company is utilizing both internal and external resources to address the Year 2000 issue. This project is estimated to cost $19.6 million and is being funded through operating cash flows. The operating income impact of the Year 2000 project was $9.9 million and $2.7 million in 1998 and 1997, respectively. Based on current information, the operating income impact of the Year 2000 project for the full year 1999 is expected to be approximately $7.0 million.

     The Company is actively engaged in contingency planning for potential internal and external disruptions. For each area of the business, employees have been identified as "risk managers" to be responsible for executing recovery plans, as necessary. The Company is in the process of developing a communication plan for employees, customers, vendors, and cooperating households by September 30, 1999 concerning possible disruptions and our planned response.

     The Company believes that with modifications and replacement of existing software, the Year 2000 impact on systems and computer code controlled and maintained by the Company can be mitigated. However, if such modifications and replacements are not made, are not completed in a timely manner, or if third party providers fail to provide timely, accurate and uninterrupted goods and services, the Year 2000 Issue could materially and adversely affect the Company's results of operations, liquidity and financial condition.


       FACTORS THAT MAY AFFECT FUTURE RESULTS; FORWARD LOOKING STATEMENTS

     This Prospectus and the documents that are incorporated by reference herein contain statements which, in the opinion of the Company, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"). These statements include, but are not limited to, all statements relating to plans for future growth and other business development activities as well as capital expenditures, financing sources and the effects of regulation and competition and all other statements regarding the intent, plans, beliefs or expectations of the Company or its directors or officers. Investors are cautioned that such forward-looking statements are not assurances of future performance or events and involve risks and uncertainties that could cause actual results and developments to differ materially from those covered in such forward-looking statements. These risks and uncertainties include, but are not limited to, the factors set forth below:

     o The Company operates in businesses that require sophisticated data collection and processing systems, software and other technology. The technology underlying the media industry continues to undergo rapid change and the Company will need to continue to develop and refine techniques for data collection and processing to accommodate such changes, including digital television, and for interactive television transmission and Internet usage. There can be no guarantee that the Company will be able to develop and refine new techniques for data collection and processing or that it will be able to do so as quickly or cost-effectively as its competition.

     o Each of the Company's businesses is subject to significant or potential competition that is likely to intensify in the future, as described under "Technology and Competition" earlier in this Prospectus.

     o The Company is subject to the risks associated with its ability to find and effectively resolve any problems associated with the Year 2000 issue, as described under "Year 2000" in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     o Results could be affected by the costs and other effects of litigation and other contingencies involving the Company. In particular, management is unable to predict at this time the final outcome of the IRI Action or the amount of any future D&B tax and interest payments described in "The Company--Litigation and Contingencies", and whether the resolution of such matters could materially affect Nielsen Media Research's results of operations, cash flows or financial position.

     o The Company's results could be adversely affected by its ability to successfully achieve estimated effective tax rates and corporate overhead levels; regulatory and legislative initiatives; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; and deterioration in economic conditions, particularly in the media or other industries where customers operate.

     The Company has no obligation to publicly release any revision to any forward-looking statement contained or incorporated herein to reflect any future events or occurrences.

                            DESCRIPTION OF THE NOTES


     The Notes are to be issued under an Indenture, to be dated as of June __, 1999 (the "Indenture"), between the Company and The Chase
Manhattan Bank, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein, such Sections or defined terms are incorporated by reference herein. The Indenture provides for the issuance of debt securities in one or more series at any time and from time to time, and does not limit the principal amount of debt securities which may be issued thereunder.

GENERAL

     The Notes will be unsecured obligations of the Company, will rank pari passu in right of payment with all existing and future unsecured unsubordinated indebtedness of the Company, will be limited to $150,000,000 aggregate principal amount and will mature on _____________, 2009. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from ____________, 1999 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on _____________ and _____________ of each year, commencing ______________, ____ (each, an
"Interest Payment Date"). Interest on each Note will be paid to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding _______________ or _______________, as the case may be (each, a "Regular Record Date").


     The Notes will not have the benefit of any sinking fund.

     OPTIONAL REDEMPTION. The Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the product values of the remaining scheduled payments of principal of and interest on the Notes being redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus ______ basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such redemption date.

     "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity in the remaining term of such Notes.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

     "Comparable Treasury Price" means (i) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer" means (i) Morgan Stanley & Co. Incorporated and Chase Securities Inc., and their respective successors, provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with the Company.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recent published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields in actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight time basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

     Holders of Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the Notes are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called by such method as the Trustee deems fair and appropriate.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

FORM, EXCHANGE AND TRANSFER

     The Notes will be issuable only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

     At the option of the holder, subject to the terms of the Indenture and the limitations applicable to Global Securities (as defined below), the Notes will be exchangeable for other Notes of any authorized denomination and of a like tenor and aggregate principal amount.

     Subject to the terms of the Indenture and the limitations applicable to Global Securities, Notes may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar (as defined in the Indenture) or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment (as defined in the Indenture) for the Notes.

     If the Notes are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Note that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Note so selected for redemption, in whole or in part, except the unredeemed portion of any such Note being redeemed in part.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes will be represented by one or more global securities (each, a "Global Security"). Each such Global Security will be deposited with, or on behalf of, The Depository Trust Company, as depositary (the "Depositary"), and registered in the name of Cede & Co., the nominee of the Depositary.

     The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with it. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Ownership of beneficial interests in the Global Securities will be limited to Participants or persons that may hold interests through Participants. The Company expects that upon the issuance of the Global Securities representing the Notes, the Depositary will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Notes beneficially owned by such Participants. Ownership of beneficial interests in such Global Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to the interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability of certain persons to own, transfer or pledge beneficial interests in a Global Security.

     No Global Security may be exchanged in whole or in part for Notes registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary or a nominee thereof unless (A) such Depositary (i) has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or (ii) has creased to be a clearing agency registered under the Exchange Act or (B) there shall have occurred and be continuing an Event of Default with respect to such Global Security.

     So long as the Depositary, or its nominee, is the registered owner of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Notes represented thereby for all purposes under the Notes and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or the Notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in exchange therefor and will not be considered to be the owners or holders of such Global Security or the Notes represented thereby for any purpose under the Notes or the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in such a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payment of principal of and interest on the Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the holder thereof. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of a Global Security, will credit the accounts of the Participants with payment in amounts proportionate to their respective beneficial interests in such Global Security as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security will be governed by standing customer instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

     Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Securities among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depositary or its Participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     The Depositary's management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems". The Depositary has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as they relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries and settlements of trades within the Depositary, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. In addition, the Depositary's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, the Depositary's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom the Depositary licenses software and hardware, and third party vendors on whom the Depositary relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. The Depositary has informed its Participants and other members of the financial community that it is contacting, and will continue to contact, third party vendors from whom the Depositary acquires services to (1) impress upon them the importance of such services being Year 2000 compliant and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, the Depositary is in the process of developing such contingency plans as it deems appropriate.

PAYMENT AND PAYING AGENTS

     Payment of interest on a Note on any Interest Payment Date will be made to the Person in whose name such Note is registered at the close of business on the Regular Record Date for such interest.

     Principal of and any premium and interest on the Notes will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. The corporate trust office of the Trustee in The City of New York will be designated initially as the Company's sole Paying Agent for payments with respect to Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Notes.

     All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Note which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the holder of such Note thereafter may look only to the Company for payment thereof.

COVENANTS

     The Indenture contains the following covenants:

   Limitation on Secured Debt

     The Company may not issue, incur, create, assume or guarantee, and may not permit any Restricted Subsidiary to issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any assets of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such assets, shares or indebtedness are now existing or owned or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guarantee of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the Notes (together with, if the Company shall so determine, any other indebtedness of or guaranteed by the Company ranking equally with the Notes or any indebtedness of or guaranteed by any Restricted Subsidiary, as the case may be) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property existing at the time of acquisition thereof by the Company or any Subsidiary;
(b) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary; (c) mortgages on property, shares of stock or indebtedness to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 180 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property, for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements; (d) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary; (e) mortgages existing at the date of the issuance of the Notes; (f) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of all or substantially all the properties of a corporation to the Company or a Restricted Subsidiary; (g) mortgages in favor of the United States or any State, territory or possession thereof (or the District of Columbia) or Canada, or any department, agency, instrumentality or political subdivision of the United States or any State, territory or possession thereof (or the District of Columbia) or Canada, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; and (h) extensions, renewals, refinancings or replacements of any mortgage referred to in the foregoing clauses (a), (b), (c), (e) and (f); provided, however, that any mortgages permitted by any of the foregoing clauses (a), (b), (c), (e) and (f) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements thereto.


     Notwithstanding the restrictions outlined in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to issue, incur, create, assume or guarantee, debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Notes, provided that after giving effect thereto, the sum of (i) all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (h) above) and (ii) all Attributable Debt (as defined below) with respect to Sale and Lease-Back Transactions (as defined below), at the time of determination, does not exceed 10% of the Consolidated Net Assets of the Company.

   Limitation on Sale and Lease-Back Transactions

     The Company may not, nor may any Restricted Subsidiary, enter into any Sale and Lease-Back Transaction with respect to any property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, unless: (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness pursuant to the first or second paragraph under "Limitation on Secured Debt" described above secured by a mortgage on the property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction without equally and ratably securing the Notes; or (b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) the retirement of debt for borrowed money (other than mandatory scheduled principal payments) of the Company or a Restricted Subsidiary that matures more than twelve months after the creation of such indebtedness or the purchase, acquisition, construction or development of property, plant and equipment, computer software or other intangibles to be used in the business of the Company or its Restricted Subsidiaries.

   Consolidation, Merger and Sale of Assets

     The Company may not consolidate with or merge into, or convey, transfer or lease all or substantially all of its properties and assets to, any Person (as defined in the Indenture), unless (i) the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, all or substantially all of the properties and assets of the Company shall be a corporation, partnership or trust, shall be organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Notes and the performance or observance of every covenant of the Indenture on the part of the Company to be performed or observed, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if, as a result of the transaction, property of the Company would become subject to a mortgage that would not be permitted under the limitation on mortgages described above under "Limitation on Secured Debt", the successor Person takes such steps as shall be necessary to secure the Notes equally and ratably with (or prior to) the indebtedness secured by such mortgage and (iv) certain other conditions are met.

   Certain Definitions

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction means, at the time of determination, the lesser of: (a) the fair value of the property involved (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the interest rate per annum borne by the Notes compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

     "Consolidated Net Assets" means, at any time of determination, (i) the aggregate amount of assets of the Company and its Subsidiaries at such time minus (ii) the aggregate amount of current liabilities at such time, calculated in accordance with generally accepted accounting principles.

     "Restricted Subsidiary" means any Subsidiary organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia or Canada or any province thereof.

     "Sale and Lease-Back Transaction" means any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person.

     "Subsidiary" means (i) a corporation more than 50% of the voting stock of which is owned by the Company and/or one or more Subsidiaries or (ii) any other Person (other than a corporation) of which the Company and/or one or more Subsidiaries has at least a majority ownership and power to direct the policies, management and affairs.

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) under the Indenture with respect to the
Notes: (a) failure to pay principal of or any premium on any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days; (c) failure to perform any other covenant of the Company in the Indenture, continued for 60 days after written notice has been given by the Trustee, or the holders of at least 25% in principal amount of the Notes Outstanding (as defined in the Indenture), as provided in the Indenture; (d) acceleration of any indebtedness for money borrowed by the Company having an aggregate principal amount outstanding of at least $20 million, if such indebtedness has not been discharged, or such acceleration has not been rescinded or annulled, within 10 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of Notes, as provided in the Indenture; and (e) certain events of bankruptcy, insolvency or reorganization involving the Company.

     If an Event of Default (other than an Event of Default described in clause
(e) above) with respect to the Notes at the time Outstanding shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Notes by notice as provided in the Indenture may declare the principal amount of the Notes to be due and payable immediately. If an Event of Default described in clause (e) above shall occur, the principal amount of all the Notes will automatically, and without any action by the Trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification and Waiver".

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

     No holder of a Note will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, (ii) the holders of at least 25% in aggregate principal amount of the Outstanding Notes have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request, within 60 days after such notice, request and offer of indemnity. However, such limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of or any premium or interest on such Note on or after the applicable due date specified in such Note.

     The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture with respect to the Notes may be made by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Outstanding Notes affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Outstanding Note affected thereby, (a) change the stated maturity of the principal of, or any instalment of principal of or interest on, any Note, (b) reduce the principal amount of, or any premium or interest on, any Note, (c) reduce the amount of principal of the Notes payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Note, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (f) reduce the percentage in principal amount of Outstanding Notes, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (g) modify such provisions with respect to modification and waiver.

     Without the consent of the holders of the Notes, the Company and the Trustee, at any time and from time to time, may modify the Indenture with respect to the Notes for, among other things, any of the following purposes: (a) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the Notes, (b) to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred in the Indenture upon the Company, (c) to add any additional Events of Default for the benefit of the holders, (d) to secure the Notes, (e) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, (f) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under the Indenture provided that such action shall not adversely affect the interests of the holders of Notes in any material respect, and (g) to change or modify any of the provisions of the Indenture, provided that such action shall not adversely affect the interests of the holders of Notes in any material respect.

     The holders of a majority in principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the holder of each Outstanding Note affected.

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the holders of Outstanding Notes entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of Outstanding Notes on the record date. To be effective, such action must be taken by holders of the requisite principal amount of such Notes within a specified period following the record date. For any particular record date, this period will be 180 days or such period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

DEFEASANCE AND COVENANT DEFEASANCE

     Defeasance and Discharge. The Indenture will provide that, upon the Company's exercise of its option to have the defeasance and discharge provisions of the Indenture applied to the Notes, the Company will be discharged from all its obligations with respect to such Notes (except for certain obligations to exchange or register the transfer of Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the holders of the Notes of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Notes on the stated maturity in accordance with the terms of the Indenture and the Notes. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as defined in the Indenture) to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

     Defeasance of Certain Covenants. The Indenture will provide that, upon the Company's exercise of its option to have the provisions relating to the defeasance of certain covenants applied to the Notes, the Company may omit to comply with certain restrictive covenants, including those described under "Covenants" and in clause (iii) under "Consolidation, Merger and Sale of Assets" and the occurrence of certain Events of Default, which are described in clause
(c) (with respect to such restrictive covenants) under "Events of Default", will be deemed not to be or result in an Event of Default, in each case with respect to the Notes. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the holders of the Notes, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Notes on the stated maturity in accordance with the terms of the Indenture and the Notes. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to the Notes and the Notes were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the Notes at the time of their stated maturity but may not be sufficient to pay amounts due on the Notes upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments.

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Note is registered as the absolute owner thereof (whether or not such Note may be overdue) for the purpose of making payment and for all other purposes.

GOVERNING LAW

     The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York.

REGARDING THE TRUSTEE

     The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is a lender to the Company under the Revolving Credit Facility and will receive a portion of the amounts repaid under such facility with the proceeds of the offering. Pursuant to the Trust Indenture Act, upon the occurrence of a default, The Chase Manhattan Bank will be required to resign as Trustee within 90 days of such default unless it is cured or waived.


                                  UNDERWRITERS

     Under the terms and subject to the conditions set forth in the Underwriting Agreement, dated ________, 1999 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Notes set forth opposite their respective names below:

                                                                PRINCIPAL
                                                                AMOUNT OF
       UNDERWRITER                                                NOTES
       -----------                                             ------------
Morgan Stanley & Co. Incorporated ...........................  $
Chase Securities Inc. .......................................
                                                               ------------
  Total .....................................................  $150,000,000
                                                               ============

     The Underwriting Agreement provides that the several obligations of the Underwriters to pay for and accept delivery of the Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obliged to take and pay for all the Notes if any are taken.

     The Underwriters propose initially to offer part of the Notes to the public at the public offering price set forth on the cover page hereof and in part to certain dealers at prices that represent a concession not in excess of __% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of __% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing Notes in this offering, if the Underwriters repurchase previously distributed Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Underwriters and their affiliates maintain ongoing business relationships with the Company and in connection therewith may provide investment banking, commercial banking and advisory services. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is the administrative agent and a lender to the Company under the Revolving Credit Facility and will receive a portion of the amounts repaid under such facility with the proceeds of the offering. Because more than 10% of the proceeds of the offering will be paid to affiliates of a member of the National Association of Securities Dealers, Inc. ("NASD") who are participating in the offering, the offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD. The Chase Manhattan Bank is also the Trustee under the Indenture.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.


                              VALIDITY OF THE NOTES

     The validity of the Notes offered hereby will be passed upon for the Company by Simpson Thacher & Bartlett, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York.


                                     EXPERTS

     The financial statements and financial statement schedule incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         [NIELSEN MEDIA RESEARCH LOGO]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

         Registration Fee .......................................  $ 66,375
         Fees and Expenses of Trustee and its Counsel ...........    11,000
         Printing ...............................................    50,000
         Fees of Accountants ....................................    50,000
         Blue Sky and Legal Investment Fees and Expenses ........    10,000
         Legal Fees .............................................   125,000
         Rating Agency Fees .....................................   150,000
         Miscellaneous ..........................................    25,000
                                                                   --------
                                                                   $487,375
----------

* All amounts, other than the registration fee, are estimated and are subject to future contingencies.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Sixth of the Company's Restated Certificate of Incorporation provides for indemnification of officers, directors and others to the extent permitted by Section 145 of the General Corporation Law of the State of Delaware. The Company maintains insurance policies under which officers, directors, and others (including officers and directors of the Company) may be indemnified against certain losses arising from certain claims, including claims under the Securities Act of 1933.

ITEM 16. EXHIBITS.

     See Index to Exhibits on pages II-4 through II-6.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of said Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been entitled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 14th day of June, 1999.


                                                Nielsen Media Research, Inc.

                                                By: /s/ STEPHEN J. BOATTI
                                                    ---------------------------
                                                    Stephen J. Boatti
                                                    Senior Vice President and
                                                    Chief Legal Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 14th day of June, 1999.

           SIGNATURE                                 TITLE
           ---------                                 -----
/s/     JOHN A. DIMLING*           President, Chief Executive Officer and Director
-------------------------------    (Principal Executive Officer)
        (JOHN A. DIMLING)


/s/      THOMAS W. YOUNG*          Executive Vice President and Chief Financial Officer
-------------------------------    (Principal Financial Officer)
        (THOMAS W. YOUNG)


/s/   STUART J. GOLDSHEIN*         Vice President and Controller
-------------------------------    (Principal Accounting Officer)
      (STUART J. GOLDSHEIN)


/s/    WILLIAM G. JACOBI*          Chairman of the Board of Directors and Director
-------------------------------
       (WILLIAM J. JACOBI)


/s/    M. BERNARD PUCKETT*         Director
-------------------------------
       (M. BERNARD PUCKETT)


/s/    ROBERT E. WEISSMAN*         Director
-------------------------------
      (ROBERT E. WEISSMAN)


/s/     JAMES R. CRAIGIE*          Director
-------------------------------
       (JAMES R. CRAIGIE)


/s/      PETER A. LUND*            Director
-------------------------------
         (PETER A. LUND)


/s/     MICHAEL D. MOORE*          Director
-------------------------------
       (MICHAEL D. MOORE)


                                   Director
-------------------------------
        (RONALD TOWNSEND)


*BY  /s/ STEPHEN J. BOATTI         As Attorney-in-Fact
-------------------------------
        (STEPHEN J. BOATTI)

                                INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                                  DESCRIPTION
  ------                                  -----------

      1**     -- Form of Underwriting Agreement.

      3       -- Articles of Incorporation and By-laws:

       .1 Restated Certificate of Incorporation of Cognizant Corporation dated October 7, 1996 (incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form 10 filed October 7, 1996, file number 001-12275).

       .2 Amended and Restated By-laws of Registrant (incorporated by reference to Exhibit 3.2 to Registrant's Registration Statement on Form 10 filed October 7, 1996, file number 001-12275).

       .3 Certificate of Ownership and Merger Merging Nielsen Media Research, Inc. into Cognizant Corporation filed June 30, 1998 with the Secretary of State of the State of Delaware.

       .4 Certificate of Amendment of Restated Certificate of Incorporation of Nielsen Media Research, Inc. (incorporated by reference to Appendix A to Registrant's Proxy Statement filed August 5, 1998, file number 001-12275).

      4

       .1** --Form of Indenture dated between the Company and The Chase Manhattan Bank, as Trustee, Registrar and Paying Agent.

       .2**   Form of Registered Security (contained as part of Exhibit 4.1).

      5**     --Opinion of Simpson Thacher & Bartlett.

     10       --Material Contracts:

       .1 Distribution Agreement among Cognizant Corporation, The Dun & Bradstreet Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

       .2 Tax Allocation Agreement among Cognizant Corporation, The Dun & Bradstreet Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

       .3 Employee Benefits Agreement among Cognizant Corporation, The Dun & Bradstreet Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.3 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

       .4 Indemnity and Joint Defense Agreement among Cognizant Corporation, The Dun & Bradstreet Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.4 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

       .5 TAM Master Agreement between Cognizant Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.5 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

       .6 Intellectual Property Agreement among Cognizant Corporation, The Dun & Bradstreet Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.6 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

       .7 1996 Cognizant Corporation Non-Employee Directors Stock Incentive Plan, as adopted effective November 1, 1996 (incorporated by reference to Exhibit 10.7 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

  EXHIBIT
  NUMBER                                  DESCRIPTION
  ------                                  -----------

       .8 1996 Cognizant Corporation Non-Employee Directors' Deferred Compensation Plan, as adopted effective October 15, 1996 (incorporated by reference to Exhibit 10.8 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

       .9 1996 Cognizant Corporation Key Employees' Stock Incentive Plan, as amended December 16, 1997 (incorporated by reference to Exhibit
              10.9 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed March 18, 1998, file number 001-12275).*

       .10 1996 Cognizant Corporation Replacement Plan for Certain Employees Holding the Dun & Bradstreet Corporation Equity-Based Awards, as adopted effective November 1, 1996 (incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

       .11 1996 Cognizant Corporation Replacement Plan for Certain Employees Holding I.M.S. International, Inc. Stock Options, as adopted November 1, 1996 (incorporated by reference to Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

       .12 Form of Non-Employee Directors' Stock Option Agreement (incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

       .13 Form of Non-Employee Directors' Restricted Stock Agreement (incorporated by reference to Exhibit 10.13 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

       .14    Forms of Stock Option Agreement (incorporated by reference to
              Exhibit 10.14 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

       .15    Forms of Purchased Option Agreement (incorporated by reference to
              Exhibit 10.15 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

       .16 Forms of Limited Stock Appreciation Right Agreement (incorporated by reference to Exhibit 10.16 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

       .17 Forms of Change-in-Control Agreement for Certain Executives of Cognizant Corporation, as adopted October 15, 1996 (incorporated by reference to Exhibit 10.17 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

       .18 Cognizant Corporation Executive Transition Plan, as adopted effective November 1, 1996 (incorporated by reference to Exhibit
              10.18 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

       .19 Cognizant Corporation Executive Annual Incentive Plan, as adopted effective January 1, 1997 (incorporated by reference to Exhibit
              10.19 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1996, file number 001-12275).*

       .20 Cognizant Corporation Supplement Executive Retirement Plan, as adopted effective November 1, 1996 (incorporated by reference to Exhibit 10.20 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).*

       .21 Rights Agreement dated as of October 15, 1996 between Cognizant Corporation and First Chicago Trust Company of New York (incorporated by reference to Exhibit 1 to Registrant's Current Report on Form 8-K filed October 15, 1996, file number 001-12275).

       .22 Cognizant Corporation Retirement Excess Plan, as adopted effective January 1, 1997 (incorporated by reference to Exhibit 10.22 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed May 13, 1997, file number 001-12275).*

  EXHIBIT
  NUMBER                                  DESCRIPTION
  ------                                  -----------

       .23 Cognizant Corporation Savings Equalization Plan, as adopted effective November 1, 1996 (incorporated by reference to Exhibit
              10.22 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed May 13, 1997, file number 001-12275).*

       .24 Severance Agreement and Release between Cognizant Corporation and Dennis G. Sisco dated as of February 28, 1997 (incorporated by reference to Exhibit 10.24 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed November 14, 1997, file number 001-12275).

       .25 Distribution Agreement between Cognizant Corporation and IMS Health Incorporated dated June 30, 1998 (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 13, 1998, file number 001-12275).

       .26 Tax Allocation Agreement between Cognizant Corporation and IMS Health Incorporated dated June 30, 1998 (incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 13, 1998, file number 001-12275).

       .27 Employee Benefits Agreement between Cognizant Corporation and IMS Health Incorporated dated June 30, 1998 (incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 13, 1998, file number 001-12275).

       .28 Amended and Restated Transition Services Agreement between The Dun & Bradstreet Corporation, The New Dun & Bradstreet Corporation, Cognizant Corporation, IMS Health Incorporated, ACNielsen Corporation and Gartner Group, Inc. dated June 30, 1998 (incorporated by reference to Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 13, 1998, file number 001-12275).

       .29 Undertaking of IMS Health Incorporated dated June 29, 1998 (incorporated by reference to Exhibit 10.5 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 13, 1998, file number 001-12275).

       .30 Forms of Change-in-Control Agreement for Certain Executives of Nielsen Media Research, Inc., as adopted effective July 1, 1998 (incorporated by reference to Exhibit 10.21 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998, filed March 29, 1999, file number 001-12275).*

       .31 364-Day Credit Agreement among the Registrant (in the name of Cognizant Corporation), The Chase Manhattan Bank and the lenders dated as of June 15, 1998 (incorporated by reference Exhibit 4.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed November 11, 1998, file number 001-12275).

       .32 Three-Year Credit Agreement among the Registrant (in the name of Cognizant Corporation), The Chase Manhattan Bank and the lenders dated as of June 15, 1998 (incorporated by reference Exhibit 4.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed November 11, 1998, file number 001-12275).

       .33** Amended and Restated 200-Day Credit Agreement among the Registrant, The Chase Manhattan Bank and the lenders dated as of June 14, 1999.

     12.1     --Statement regarding Computation of Ratios of Earnings to Fixed
                Charges.

     21       --List of Active Subsidiaries as of April 30, 1999.

     23

       .1**   --Consent of PricewaterhouseCoopers LLP.

       .2**   --Consent of Simpson Thacher & Bartlett (included in Exhibit 5).

     24       --Powers of Attorney.
     25**     --Form T-1 Statement of Eligibility and Qualifications under the Trust Indenture Act of The Chase Manhattan Bank.


----------

  *    Management contract or compensatory plan or arrangement.


 **    Filed herewith.